SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(publicly held company)
CNPJ No. 00.001.180/0001-26

CALL NOTICE

Extraordinary General Meeting

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) to convene in an Extraordinary General Meeting (“Meeting” or “EGM”), to be held on August 8, 2025, at 2:00 p.m, exclusively digitally, through the Zoom digital platform (“Digital Platform”), pursuant to Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”) and the Company's Bylaws, to resolve on the following Agenda:

Election, in a separate voting process exclusive to the Federal Government, of Mr. Denilvo Morais, as a regular member of the Fiscal Council of Eletrobras, as agreed in the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, approved by the shareholders at the Extraordinary General Meeting, held on April 29, 2025.

Under the terms of articles 20, II, and 21 of the Bylaws, the right to vote in this election has a strictly personal nature (intuito personae) exclusive to the Federal Government. Therefore, only the Federal Government may exercise its right to vote in the aforementioned deliberation through:

(i)	Submission of a distance voting ballot (“BVD”), with detailed guidelines on the documentation required for distance voting available in the Management Proposal and the BVD; and

(ii)	The Digital Platform, either by its legal representative or by proxy, in which case the Federal Government may: (a) simply participate in the EGM, whether or not they have submitted the BVD; or (b) attend and vote at the EGM, noting that if they have already submitted the BVD and wish to vote at the EGM, all voting instructions received through the BVD will be disregarded.

Participation of Other Shareholders

Other shareholders - other than the Federal Government - will not have the right to vote at the EGM; however, they may attend the Meeting in person or by proxy, following the debates and deliberations via the Digital Platform made available for the event, in order to guarantee transparency and access to information.

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Participation via BVD

Under the terms of RCVM 81, the Federal Government, within the deadline of four (4) days before the EGM, i.e. until 11:59 p.m. on August 4, 2025, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent for the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides this service, if it holds shares in custody; (c) the central depositary if it holds shares in custody at B3; or (d) directly to the Company.

The BVDs sent by shareholders – except for the Federal Government – will be disregarded for the purposes of counting the votes on the Agenda. These BVD votes will be treated as “disregarded votes” in the final detailed voting map, under the terms of §6, II, of article 48 of RCVM 81.

Participation via Digital Platform

Shareholders who intent to participate in the EGM via the Digital Platform must obligatorily register on the website https://atlasagm.com/ or the “Atlas AGM” app, available on Apple Store and Google Play Store, and submit all the documents required for qualification (as indicated below) by 11:59 p.m. on August 6, 2025, subject to the other deadlines, conditions and procedures set out in the Management Proposal published on this date.

Required documents: (A) In the case of a natural person: (i) a copy of an official identification document legally recognized as such, containing a recent photograph, valid nationwide, and within its expiration date (if applicable); or (ii) in the event of representation by an attorney-in-fact, a copy of the power of attorney executed less than one year prior, together with a copy of the attorney-in-fact’s official identification document with photograph. The attorney-in-fact must be either another shareholder, a member of the Company’s management, or a lawyer duly registered with the Brazilian Bar Association (OAB); (B) In the case of a legal entity: (i) an up-to-date copy of the shareholder’s articles of incorporation or bylaws and the corporate documents evidencing the authority of the representative(s) to act on behalf of the shareholder at the EGM, duly filed with the competent authorities, together with an official identification document with photograph of the representative(s); and (ii) if applicable, a power of attorney duly granted in accordance with the law and/or the shareholder’s corporate documents, together with an official identification document with photograph of the attorney-in-fact; (C) In the case of an investment fund: (i) a copy of the current and consolidated fund bylaws or regulations, as well as the articles or bylaws of the fund’s manager or administrator, as applicable, in accordance with the fund’s voting policy; (ii) corporate documents evidencing the authority to represent the fund (such as the minutes of election of officers, term(s) of investiture and/or power of attorney); (iii) an official identification document with a recent photograph and nationwide validity of the legal representative(s); and (iv) if applicable, a copy of the power of attorney granted in accordance with the fund’s constitutional documents and pursuant to the provisions of Law No. 10,406, of January 10, 2002, as amended (“Brazilian Civil Code”), together with an official identification document with photograph of the attorney-in-fact.

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In the case of shareholder representation by proxy, in addition to submitting the documents proving the shareholder status and representation, the proxy must register with their information on the website https://atlasagm.com/ or on the “Atlas AGM” app and, through this platform, indicate each shareholder they will represent, subject to the other deadlines, conditions and procedures set out in the Management Proposal disclosed on this date.

In the event of insufficient documentation, the shareholder must complete it on the same website https://atlasagm.com/ or on the “Atlas AGM” app, by 11:59 p.m. on August 6, 2025. No additional deadline will be given for remedying insufficient documentation.

If a certain accredited shareholder does not receive confirmation of virtual access to the EGM at least 8 hours before the start time of the EGM, the shareholder should contact the Company's Investor Relations department by the e-mail assembleiavirtual@eletrobras.com up to 4 hours before the start time of the EGM.

Additional Information

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines for sending the BVD, as well as all documentation pertinent to the matters to be resolved at the EGM, pursuant to Brazilian Corporate Law and RCVM 81, are available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, July 8, 2025.

Vicente Falconi Campos

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.